Reply to the Attention of	Herbert I. Ono
Direct Line	(604) 691-7493
Direct Fax	(604) 893-2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	241784
Date	October 13, 2016

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America 20549

Attention:	Mr. John Reynolds
Assistant Director, Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Re:	Starcore International Mines Ltd. Registration Statement on Form 20-FR12G

Filed August 12, 2016

SEC File No. 000-50922

We are counsel for and write on behalf of Starcore International Mines Ltd. (the “Company”) in response to the Staff’s letter of September 8, 2016 (the “Comment Letter”) signed by Mr. John Reynolds on behalf of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form 20-FR12G, as originally filed on August 12, 2016 (the “Registration Statement”).

On behalf of the Company, we confirm that the Company has filed with the Commission, via the EDGAR system, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

General

1.	Please note that your Form 20-F goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Thank you. The Company is aware that the Amended Registration Statement will become effective by lapse of time on October 11, 2016 (being the 60th day following the date of the Registration Statement’s original filing with the Commission), and that the Company will then become subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Please revise risk factors or where appropriate to address your delinquent filing history, the factors underlying your recent consent to a Section 12(j) revocation order and the extent to which you believe similar factors may lead you to fail to comply with the Commission’s reporting requirements.

The Company has included in the Amended Registration Statement under the heading “Risk Factors - Risks Relating to our Securities” a risk factor disclosing that the prior registration of the Company’s common stock under section 12(g) of the Exchange Act was revoked pursuant to section 12(j) of that Act due to its failure to comply with its reporting obligations. The risk factor expressly states that:

•	on January 25, 2016, the Company executed an Offer of Settlement presented by the Commission to settle the revocation proceedings, as the Company’s management had determined that it would not be cost-effective or practicable to file with the Commission all of the Company’s outstanding annual reports on Form 20-F and to furnish to the Commission all of its outstanding reports on Form 6-K;
•	the Commission issued its Final Order on February 1, 2016;
•	as a result, broker-dealers in the United States will continue to be unable to effect transactions in the Company’s common shares until the Registration Statement becomes effective to register the common shares under section 12(g) of the Exchange Act, the requirements of Rule 15c2-11 under the Exchange Act have been satisfied, and a broker-dealer has completed a Form 211 filing with FINRA pursuant to FINRA Rule 6432; and
•	if, in the future, the Company fails to comply with the reporting requirements of the Exchange Act, the Commission could initiate proceedings to once again revoke its registration, and broker-dealers in the United States would thereafter be unable to effect transactions in the Company’s common stock.

Key Information, page 6

Selected Financial Data, page 6

3.	Please revise your disclosure to state that the financial information for the years ended July 31, 2012 and July 31, 2013 are not included in this registration statement. In addition, please clarify if the financial information for these applicable years was derived from audited or unaudited financial statements.

The opening paragraph under the heading “Key Information – Selected Financial Data” has been revised to clarify that:

•	in May 2016, the Company’s Board of Directors resolved to change the Company’s financial year end from July 31 to April 30, with the result that the transition financial year ended on April 30, 2016 covered a period of nine months; and
•	the selected financial data for the Company for the years ended July 31 2013 and July 31, 2012 was extracted from the Company’s audited financial statements for those years which are not included in the Amended Registration Statement.
4.	We note you use the terms “net gain (loss)” and “net gain (loss) from operations” in the tabular disclosure of selected financial data. Please revise so the specific line items presented here are expressed in the same manner as the corresponding line items in your financial statements. In addition, please revise to present the net assets for the periods presented in the table. Please refer to the guidance in Item 3.A.2 of Form 20-F.

The selected financial data table has been revised so that the specific line items presented are expressed in the same manner as the corresponding line items in the Company’s financial statements. In addition, the selected financial data table has been revised to present the net assets for the periods presented.

5.	We note your Capitalization and Indebtedness disclosure on page 8 provides the number of common shares issued and outstanding as of April 30, 2016, but the table discloses your total capitalization and indebtedness as of June 30, 2016. For consistency, please revise your disclosure to state the shares outstanding as of June 30, 2016.

The disclosure with respect to the number of the Company’s issued and outstanding common shares, under the heading “Key Information – Selected Financial Data – Capitalization and Indebtedness,” has been updated to June 30, 2016.

Risk Factors, page 8

Risks Associated with our Mining Operations, page 9

6.	Please modify your filing, adding risk factors describing the financial risks and/or operational problems associated with your San Martin Operation, your sole source of operational cash flow, in the event you are limited by insufficient quantities of proven/probable reserves and/or inferred resources.

The risk factor formerly captioned, “We cannot guarantee the success of our exploration efforts,” has been re-captioned and expanded in the Amended Registration Statement (under the heading “Risk Factors – Risks Associated with our Mining Operations”) to clarify that the San Martin Mine is the Company’s sole source of operational cash flow, and that the Company’s ability to continue its operations - and ultimately its financial position - will be materially and adversely affected if the Company is limited by insufficient quantities of mineral reserves and resources. The risk factor expressly discloses that continued operations at the Mine are dependent on the Company’s ability to discover new mineral resources and to convert them into reserves in sufficient quantities to replace current production, which cannot be assured.

Our directors and officers may have conflicts of interest, page 13

7.	We note the statement on page 13 that certain of your directors and officers “have served and continue to serve as officers and directors for other companies engaged in natural resource exploration and development.” Please revise here or where appropriate to identify the individuals, the other companies they are associated with, and summarize the conflicts.

The risk factor captioned, “Our directors and officers may have conflicts of interest” (under the heading “Risk Factors – Risks Associated with our Mining Operations”) has been revised to clarify that each of the Company’s directors and officers have served and continue to serve as officers and/or directors of other companies engaged in natural resource exploration and development and related industries, and that this could give rise to potential conflicts, including those outlined in the revised risk factor by way of example.

A description of the directorships and/or offices held by the Company’s directors and officers in other companies engaged in natural resource exploration and development and related industries has been added in the Amended Registration Statement under the heading, “Directors, Senior Management and Employees - A. Directors and Senior Management – Director Interlocks.” Such description is cross-referenced in the risk factor, as revised.

Information on our Company, page 18

History and Development of Our Company

8.	Please provide the disclosure required by Items 4.A.5 and 4.A.6 of Form 20-F.

The discussion under the heading “Information on our Company – History and Development of our Company” has been expanded to:

•	include tabular disclosure about the Company’s principal capital expenditures between August 1, 2013 and April 30, 2016, the approximate total costs of each such activity, as well as the location and method of financing of each such activity; and
•	confirm that the Company did not have any major capital divestures during the prior three years.

Mineral Properties, page 24

9.	We note your production disclosure in this section from July 31, 2014 until April 30, 2016 totaled 541,466 tonnes with an average grade of 2.07 g/t gold and 20 g/t silver. This is tonnage greater than your reported proven and probable reserves as July 31, 2014 of 486,586 tonnes at a grade of 2.31 g/t gold and 18.5 g/t silver. Please modify your filing and provide a definitive statement as to the present status of your proven/probable reserves and your inferred resources as of the date of your filing, updating your reserves estimate, if necessary. Please provide a description of any issues or concerns caused by a lack of reserves or resources. In addition, please describe changes to your operational plans. We may have additional comments pending your response.

The discussion under the heading,”Information on our Company – Property, Plants and Equipment – Mineral Properties” has been expanded to include the following disclosure:

“Current Reserves and Resources

This section has been prepared by David Gunning, P. Eng., a director and Chief Operating Officer of the Company, and a qualified person for the purposes of NI 43-101.

Some blocks contained in the 2014 reserve estimate are unmined; however, if we depleted the reserve to only include these few blocks, the result would not realistically reflect the current status of our operations at San Martin.

While we do not prepare NI 43-101 compliant reserve estimates on any specific time constraints, mine staff continually update reserves and resources as new information is found. Estimations are made by Mexican geologists employed by our Company who are not “qualified persons” for the purposes of NI 43-101, and accordingly, such internal estimates are not NI 43-101 compliant. Nonetheless, management confidently uses these estimations to predict production and guide development of the mine.

As of July 31, 2016, reserve estimates at the San Martin mine prepared by mine staff in accordance with NI 43-101, and reviewed and approved by David R. Gunning, P. Eng., are probable reserves of 498,287 metric tonnes grading 1.74 gpt gold and 15 gpt silver. Included within this tonnage is approximately 92,400 tonnes of carbonaceous ore of which 7,841 tonnes is in a stockpile on surface. This estimate was prepared using the same estimation assumptions and procedures described above for the 2014 reserve estimate, except that: (a) the prices of gold and silver were assumed to be USD$1,300 per ounce and USD$20 per ounce, respectively (this is consistent with the 65:1 ratio used in preparing the 2014 reserve estimate, which was based on an assumed gold price of USD$1,250 per ounce and an assumed silver price of USD$19.23 per ounce); (b) overall mine costs have averaged USD$55 per dry tonne for the calendar year to date (compared to first half 2014 operating costs of USD$74 per dry tonne); and (c) average metallurgical recoveries were assumed at 85% for gold and 50% for silver (compared to estimated average metallurgical recoveries of 86% and 52 % for gold and silver, respectively, used in preparing the 2014 reserve estimate).

Insitu reserves contain 50% total dilution of zero grade; based on historic reconciliation we feel this dilution results in a slightly conservative diluted grade.

In previous years carbonaceous material has remained as an unqualified resource as it has had poor recovery in our leach plant. Metallurgical testwork has shown that carbon in leach (“CIL”) processing will provide >80% recovery. Recently, we completed the majority of the construction of a plant conversion to use CIL. For this reason the carbonaceous material is now classified as ore.

As of June 1, 2016, Inferred Mineral Resources were estimated by mine staff in accordance with NI 43-101, and reviewed and approved by David R. Gunning, P. Eng., at 768,275 tonnes grading 2.36 gpt gold and 20 gpt silver. Inferred Mineral Resources contain no dilution, and are estimated less frequently than reserves using very few data points. Inferred Mineral Resources are not relied on for mine planning or for financial forecasting.”

10.	We note you did not provide the inferred resources as of July 31, 2013 with your reserves of that date. Please add the inferred resources tonnage and grades to that section.

The discussion under the heading “Information on our Company – Property, Plants and Equipment – Mineral Properties – Technical Report Summary” has been expanded to include disclosure concerning inferred resources tonnage and grade as at July 31, 2013.

Operating And Financial Review and Prospects, page 39

Operating Results, page 39

11.	We note you provide a table for period ended April 30, 2016 compared to years ended July 31, 2015 and 2014 on page 40 and indicate in the table that 2016 is for the year ended. Please revise your disclosure to state the period for 2016 is for nine months ended April 30, 2016.

The opening paragraph under the heading “Operating and Financial Review and Prospects” has been revised to clarify that, in May 2016, the Company’s Board of Directors resolved to change the Company’s financial year end from July 31 to April 30, with the result that the transition financial year ended on April 30, 2016 covered a period of nine months.

12.	We note from page 41 that you discuss the comparison of April 30, 2016 to April 30, 2015. Please clarify that this disclosure represents a comparison for the nine months ended April 30, 2016 and April 30, 2015. In addition, please revise the table on page 40 to include a column for the nine months ended April 30, 2015 for the purpose of your comparative discussion.

The following disclosure has been added as the first paragraph under the heading, “Operating and Financial Review and Prospects - Comparison April 30, 2016 to April 30, 2015”:

“In May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months. Accordingly, for illustrative purposes, this section provides a comparison of our financial results for the transition financial year ended on April 30, 2016 and the nine-month period ended April 30, 2015.”

The table under the heading “Operating and Financial Review and Prospects – Operating Results” has been revised to include a column for the nine months ended April 30, 2015. In addition, the title of the table and the column headings within the table have been revised to make it clear that the year ended April 30, 2016 is a transition year covering nine months.

Other Items, page 43

Liquidity and Capital Resources, page 43

13.	You indicate here that you have no commitments for capital expenditures. However, on page 11 you indicate that you expect to incur significant capital expenditures in fiscal year 2017. Please reconcile.

A typographical error previously contained in the risk factor captioned, “We may have future capital requirements,” has been corrected so that expected capital expenditures and funds for exploration in fiscal year 2017 are disclosed to total approximately $4 million.

Numbered subparagraph 2 under the heading, “Operating and Financial Review and Prospects - Liquidity and Capital Resources” has been clarified and expanded to disclose that:

•	the Company has no contractual commitments for capital expenditures; and
•	the Company does have budgeted capital expenditures to be incurred in the normal operation of the San Martin Mine, the Altiplano facility and for exploration of properties, which are expected to approximate $4 million in fiscal year 2017.

Directors, Senior Management and Employees, page 45

Compensation, page 48

Executive Compensation, page 48

14.	Please reconcile the compensation for Messrs. Eadie, Gunning and Arca with the disclosure regarding payments under the management contracts disclosed on page 52. Please also attach the management contracts as exhibits. See Instruction 4 as to Exhibits of Form 20-F.

Each of Messrs. Eadie, Gunning and Arca are employees of the Company. Accordingly, management has determined that it is appropriate to substitute “executive employment agreements” for “management contracts” in describing their contracts with the Company, and to substitute “salary” for “management fees” in describing remuneration due to them thereunder.

The summary compensation table under the heading, “Directors, Senior Management and Employees – Compensation – Executive Compensation” has been corrected to include all compensation received by Messrs. Eadie, Gunning and Arca, during the periods presented including directors’ fees. In addition, enhanced footnote disclosure has been added to the summary compensation table; among other things, footnote 2 to the table has been expanded to disclose that Messrs. Eadie, Gunning and Arca are entitled to be paid annual salaries of $360,000, $240,000 and $240,000, respectively.

Upon review, the Company has confirmed that none of its directors or officers has received, either directly or indirectly, any fees for consulting services from the Company or any of its subsidiaries. The disclosure under the heading “Major Shareholders and Related Party Transactions – Related Party Transactions” has been amended accordingly.

We refer to instruction 4(c)(v) as to exhibits in Form 20-F which exempts from filing as an exhibit to the Registration Statement any management contract or compensatory plan, contract or arrangement, or portion thereof, if it is not required to be publicly filed in the Company’s home country and is not otherwise publicly disclosed by the Company. We confirm that the executive employment agreements between the Company and each of Messrs. Eadie, Gunning and Arca are exempt from public filing under Section 12.2(2)(a) of National Instrument 51-102 – Continuous Disclosure Obligations, as adopted by the Canadian Securities Administrators. We are informed by the Company that it has not otherwise publicly filed any of the executive employment agreements.

Financial Information, page 57

15.	You state that your financial statements included in the Registration Statements are for the years ended April 30, 2016 and July 31, 2015. Please revise your disclosure to clarify that April 30, 2016 represents a nine month period.

The following disclosure has been added to the first paragraph under the heading, “Financial Information – Consolidated Statements and Other Financial Information”:

“In May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months.”

Consolidated Financial Statements

3.	Summary of Significant Accounting Policies
i)	Exploration and Evaluation Expenditures, page 12
16.	We note from your disclosure that “[you] assess E&E assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.” Please tell us if you identified any facts and circumstances as discussed in paragraph 20 of IFRS 6 to test your exploration and evaluation assets. To the extent you identified any facts and circumstances to test your exploration and evaluation assets, please describe for us these facts and circumstances and tell us how you tested your exploration and evaluation assets.

IFRS 6 Paragraph 20 describes a few factors that may indicate that the entity should test exploration and evaluation assets for impairment. The Company has not identified these factors as per the discussion below:

•	The right to explore the properties has neither expired nor will be expiring in the near future. In some cases, the properties were recently acquired and value is commensurate with the value paid or assigned based on market. Since acquisition, market factors related to commodity price and demand have largely improved, both increasing the property potential values and the timeline for exploration.

•	The Company has budgeted and planned to further explore the properties by spending approximately $1.6 million in fiscal year 2017. The Company has enough capital resources to meet its annual spending commitments.
•	Management believes that the properties have significant potential for discovery of commercially viable quantities of mineralization, based on prior drillings. A Preliminary Economic Assessment dated December 16, 2010 in respect of the El Creston property near Hermisillo, Mexico indicated a resource of over 300 million pounds of molybdenum and over 200 million pounds of copper; and a technical report prepared in accordance with National Instrument 43-101 in respect of the property at Toiyabe, Nevada, U.S.A. in 2009 indicated a resource of over 170,000 equivalent ounces of gold.
•	There is insufficient data to reasonably conclude that the carrying value of the properties would not be recovered from the sale of the properties. Based on the market value of gold and silver ($ 1,270; $17.70) ) and the price of molybdenum and copper ($7.00; $2.15), the Company expects to recover the full value of the carrying cost which currently sits at $3,864,000. In addition to this, there is a significant potential for discovery of further ore bodies.
17.	Please quantify the amounts of exploration and evaluation to expenditures expensed, if any, as of and for each of the periods presented. Please refer to the guidance in paragraph 24(b) of IFRS 6.

There were no expenses related to exploration and evaluation expenditures during any of the periods presented on the financial statements.

5.	Acquisition of Subsidiaries, page 19
18.	We note you accounted for the acquisitions of Cortez Gold Corp., as an acquisition of asset. Please tell us how you considered the guidance in IFRS 3, particularly paragraphs B7 through B12 in determining that your acquisition of Cortez Gold Corp. was not acquisition of business.

The Company acquired Cortez Gold Corp. (“Cortez”) and its exploration and evaluation (“E&E”) assets as well as its non-operational mill (“Altiplano”) which has not yet been commissioned. No employees were acquired in this transaction; however, Robert Eadie served as Chief Executive Officer of both the Company and Cortez, and Gary Arca served as Chief Financial Officer of both entities at all material times.

We are informed by the Company’s management that the primary purpose of the transaction was to acquire the non-operational Altiplano mill for refurbishment and eventual commissioning to provide a new revenue stream. The Company has concluded that the acquisition of Cortez, the E&E assets and the Altiplano mill should be treated as an asset acquisition on the basis of the following analysis:

Inputs: The Company and Cortez were under common management at the time of the acquisition transaction, and no employees were acquired; following the acquisition, all labour (as tested at the subsidiary level) was completed management of the Company and by consultants/contractors engaged by the Company. The E&E assets included mineral exploration licenses, but there was no intellectual property or other intangible assets acquired in the transaction. These rights and licenses do not qualify as an economic resource as there is still significant work and process required in order to develop them to the point where the Company would receive any economic benefit. Even integrating the licenses and rights acquired, as well as the balance of the assets acquired, with the Company’s current systems and process would not result in any significant outputs as the acquired assets are all in their infant stages. Significant decision-making and development is required before to these assets can be made operational.

Processes: The Company acquired the rights to certain E&E claims and a non-commissioned mill in need of additional expenditure to ready for future operation. No inherent processes at the plant or on the E&E properties were acquired. Instead, the Company applied its own management and engaged its own consultants/contractors to commence work on the project. Any third party market participant would also have needed to apply its own processes to the assets acquired before they could be utilized to create outputs.

Outputs: There are no inherent outputs readily available on the E&E rights/titles acquired. Significant processes and cost need be incurred before these assets can provide any economic benefits. The Altiplano mill is now capable of providing outputs, but, at the time of its acquisition by the Company, it required the necessary inputs and processes – which the Company has provided itself, after acquisition – as noted above. With respect to IFRS 3 B10, there has been no initiation of planned principal activities. The Altiplano mill has not commenced production; operations at the Altiplano mill have been limited to a few test runs undertaken by the Company following the completion of the acquisition transaction, falls well short of planned principal activities. No employees, intellectual property or other inputs/processes were identified.

9.	Mining Interest, Plant and Equipment, page 22
19.	We note from your disclosure that you entered into a Binding Agreement to sell the San Pedrito Property located in Quertaro, Mexico. Please tell us how you considered the guidance in paragraph 7 and 8 of IFRS 5 in determining that this property should not be presented as held for sale in your financial statements

The Company notes that IFRS 5 guidelines require non-current assets to be disclosed separately as held for sale.

The San Pedrito property, while subject to a pending sale agreement, is not in a state that it can reasonably be considered saleable. The purchase price deposit continues to be held by the potential purchaser’s legal counsel, and the sale remains subject to a number of requirements, including proof of zoning and final approvals from government authorities with jurisdiction over the property. Until such time as the property is free from all roadblocks to a direct sale by the Company, it does not seem appropriate to deem it as being “held for sale”. The Company’s auditors concurred with the Company’s assessment to not separate the estimated property cost as held for sale, and also to not record the deposit as it was not in the Company’s control.

Exhibit – 15.1

20.	We note the consent of your independent registered public accounting firm references to the “Annual Report on Form 20-F of Starcore International Mines Ltd. for the period ended April 30, 2016.” Please provide a revised consent from your independent registered public accounting firm to reference its audit report for all applicable periods as provided within the registration statement on Form 20-F.

A revised consent of Davidson & Company LLP, the Company’s independent registered public accounting firm, has been filed as Exhibit 15.1 to the Amended Registration Statement.

Company Acknowledgements

We enclose a letter from the Company acknowledging that, with reference to the Company’s Registration Statement, and all amendments filed with respect thereto:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer at (604) 691-7493 at any time.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono
Co-Chair, U.S. Securities Practice
for McMillan LLP

Encl.

Cc: Robert Eadie
Chief Executive Officer
Starcore International Mines Ltd.